SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

SandRidge Energy, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

80007P869
(CUSIP Number)

Brian Meyer
Fir Tree Inc.
55 West 46th Street, 29th Floor
New York, NY 10036
(212) 599-0090

Eleazer Klein, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 20, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☒

(Page 1 of 9 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 80007P869	SCHEDULE 13D	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON Fir Tree Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,957,272 shares of Common Stock (including 460,658 shares of Common Stock issuable upon exercise of Warrants)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,957,272 shares of Common Stock (including 460,658 shares of Common Stock issuable upon exercise of Warrants)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,957,272 shares of Common Stock (including 460,658 shares of Common Stock issuable upon exercise of Warrants)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.19%
14	TYPE OF REPORTING PERSON IA, CO

CUSIP No. 80007P869	SCHEDULE 13D	Page 3 of 9 Pages

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (the "Schedule 13D") relates to the shares of Common Stock, $0.001 par value per share (the "Common Stock"), of SandRidge Energy, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 123 Robert S. Kerr Avenue, Oklahoma City, Oklahoma 73102.

Item 2.	IDENTITY AND BACKGROUND

(a)	This statement is filed by Fir Tree Inc., a New York corporation ("Fir Tree" or the "Reporting Person"). Fir Tree is the investment manager to certain private-pooled investment vehicles for which Fir Tree serves as the investment manager (the "Fir Tree Funds"), and has been granted investment discretion over portfolio investments, including the Common Stock held by the Fir Tree Funds.

Any disclosures herein with respect to persons other than the Reporting Person are made on information and belief after making inquiry to the appropriate party.

The filing of this statement should not be construed in and of itself as an admission by the Reporting Person as to beneficial ownership of the securities reported herein.

(b)	The address of the business office of the Reporting Person is 55 West 46th Street, 29th Floor, New York, NY 10036.

(c)	Fir Tree provides investment management services to private individuals and institutions and its principal business is investment management.

(d)	The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)	Fir Tree is a New York corporation.

Schedule A attached hereto sets forth the information required by Instruction C of the instructions to Schedule 13D.

CUSIP No. 80007P869	SCHEDULE 13D	Page 4 of 9 Pages

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Person used a total of $47,502,928.04 to acquire the Common Stock and Warrants to purchase Common Stock reported in this Schedule 13D. The source of the funds used to acquire the shares of Common Stock reported herein is the working capital of Fir Tree Funds.

Item 4.	PURPOSE OF TRANSACTION

The Reporting Person acquired the Common Stock to which this Schedule 13D relates for investment purposes in the ordinary course of business. The Reporting Person acquired the Common Stock because it believed that the Common Stock reported herein, when purchased, represented an attractive investment opportunity.

On November 20, 2017, Fir Tree issued a press release announcing it strongly opposes the proposed acquisition of Bonanza Creek Energy, Inc. (the "Fir Tree Press Release"). The foregoing summary of the Fir Tree Press Release is qualified in its entirety by the full text of the Fir Tree Press Release, which is filed as Exhibit A to this Schedule 13D, and is incorporated herein by reference.

The Reporting Person and its affiliates and representatives may engage in discussions with management, the Board of Directors of the Issuer, other stockholders of the Issuer, and other relevant parties, including representatives of any of the foregoing, concerning the Reporting Person's investment in the Common Stock and the Issuer, including, without limitation, matters concerning the Issuer's business, operations, board composition and representation, governance, management, capitalization and strategic plans. The Reporting Person may exchange information with any of the foregoing persons or other persons pursuant to appropriate confidentiality or similar agreements or otherwise, work together with any persons pursuant to joint agreements or otherwise, propose changes in the Issuer's business, operations, board appointments, governance, management, capitalization or strategic plans, or propose or engage in one or more other actions set forth under subparagraphs (a)-(j) of Item 4 of Schedule 13D.

The Reporting Person intends to review its investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer's financial position and strategic direction, actions taken by management or the Board of Directors of the Issuer, price levels of the Common Stock, other investment opportunities available to the Reporting Person, conditions in the securities market and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to its investment in the Issuer as it deems appropriate, including, without limitation, purchasing additional shares of Common Stock or selling some or all of its shares of Common Stock, engaging in short

CUSIP No. 80007P869	SCHEDULE 13D	Page 5 of 9 Pages

selling of or any hedging or similar transactions with respect to the Common Stock and/or otherwise changing its intention with respect to any and all matters referred to in Item 4 of Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect to its investment in the Common Stock.

Except as set forth herein, the Reporting Person has no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the shares of Common Stock beneficially owned by the Reporting Person. The percentages used in this Schedule 13D are calculated based upon 35,665,907 shares of Common Stock issued and outstanding as of November 14, 2017 as disclosed in that certain Agreement and Plan of Merger by and among the Issuer, Brook Merger Sub, Inc. and Bonanza Creek Energy, Inc., dated as of November 14, 2017 attached as Exhibit 2.1 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 15, 2017, and assumes the exercise of the Warrants held by the Fir Tree Funds.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	Information concerning transactions in the shares of Common Stock effected by the Reporting Person during the past sixty days is set forth in Schedule B hereto and is incorporated herein by reference. All of the transactions in the shares of Common Stock listed hereto were effected in the open market through various brokerage entities.

(d)	No person other than the Reporting Person and the Fir Tree Funds is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock held by the Fir Tree Funds.

(e)	Not applicable.

CUSIP No. 80007P869	SCHEDULE 13D	Page 6 of 9 Pages

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Fir Tree Funds hold Series A Warrants to purchase an aggregate of 324,169 shares of Common Stock and Series B Warrants to purchase an aggregate of 136,489 shares of Common Stock, issued pursuant to that certain Warrant Agreement dated as of October 3, 2016, between the Issuer and American Stock Transfer & Trust Company, LLC, as Warrant Agent. The Series A Warrants have an exercise price of $41.34 and the Series B Warrants have an exercise price of $42.03, subject, in each case, to adjustments pursuant to the terms of the Warrants. The Warrants expire on October 4, 2022. The Reporting Person cannot exercise such Warrants if the Reporting Person together with its affiliates would beneficially own, after such exercise, more than 9.99% of the outstanding shares of Common Stock.

Except as set forth herein and in Item 4, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit A:	Fir Tree Press Release, dated November 20, 2017.

CUSIP No. 80007P869	SCHEDULE 13D	Page 7 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 20, 2017

FIR TREE INC.

/s/ Brian Meyer
Name: Brian Meyer
Title: General Counsel

CUSIP No. 80007P869	SCHEDULE 13D	Page 8 of 9 Pages

Schedule A

The following sets forth the name, position, address, principal occupation and citizenship of each general partner, control person, director and/or executive officer of the Reporting Person (the "Instruction C Persons"). To the best of the Reporting Person's knowledge, (i) none of the Instruction C Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws and (ii) none of the Instruction C Persons owns any Common Stock or is party to any contract or agreement as would require disclosure in this Schedule 13D.

Name	Position	Citizenship	Present Principal Occupation	Business Address
Jeffrey Tannenbaum	Chairman of the Board	United States	Chairman of the Board of Fir Tree Inc.	55 West 46th Street, 29th Floor, New York, NY 10036
Donald McCarthy	Chief Financial Officer	United States	Chief Financial Officer of Fir Tree Inc.	55 West 46th Street, 29th Floor, New York, NY 10036
David Sultan	Managing Director	United States	Managing Director of Fir Tree Inc.	55 West 46th Street, 29th Floor, New York, NY 10036
Brian Meyer	General Counsel	United States	General Counsel of Fir Tree Inc.	55 West 46th Street, 29th Floor, New York, NY 10036
Martin Towey	Chief Compliance Officer	United States	Chief Compliance Officer	55 West 46th Street, 29th Floor, New York, NY 10036

CUSIP No. 80007P869	SCHEDULE 13D	Page 9 of 9 Pages

Schedule B

This Schedule sets forth information with respect to each purchase and sale of shares of Common Stock which were effectuated by the Reporting Person within the past sixty days. All transactions were effectuated in the open market through a broker.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)

11/15/2017	86,352	15.5762
11/16/2017	2,872	15.7458
11/17/2017	470,776	16.34